Horace Mann Educators Corporation

1 Horace Mann Plaza

Springfield, Illinois 62715-0001

May 1, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Mary Beth Breslin, Chris Edwards

Re:	Horace Mann Educators Corporation
Registration Statement on Form S-4 (File No. 333-223628)

Dear Ms. Ransom:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the registrant Horace Mann Educators Corporation (the “Company”), respectfully requests the acceleration of the effectiveness of the above-referenced Registration Statement (the “Registration Statement”), so as to become effective at 4:00 p.m. Eastern time on Wednesday, May 2, 2018 or as soon as possible thereafter.

Please do not hesitate to contact Andrew L. Fabens of Gibson, Dunn & Crutcher LLP at (212) 351-4034 with any questions or comments with respect to this letter.

Securities and Exchange Commission

Sincerely,

By:	/s/ Donald M. Carley
Name:	Donald M. Carley
Title:	Senior Vice President & General Counsel, Horace Mann Educators Corporation

cc:	Andrew L. Fabens, Esq., Gibson, Dunn & Crutcher LLP